Victory Commercial Management Inc.

3rd Floor, 369 Lexington Ave

New York, NY 10017

June 28, 2018

VIA EDGAR

Coy Garrison

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Mail Stop 3233

Washington, DC 20549

Re:	Victory Commercial Management Inc.
Draft Registration Statement on Form S-1
Submitted January 2, 2018
CIK No. 0001723083

Dear Mr. Garrison,

Victory Commercial Management Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 2, 2018 regarding our Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) previously filed on January 2, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended S-1 submitted accompanying this Response Letter is referred to as Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.’

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that it has neither presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, nor authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors.

2.	In your next amendment, please include the delaying amendment language set forth in Rule 473 of the Securities Act.

Response: In response to the Staffs comment, the Company has revised its disclosure as requested to include the delaying amendment language in Rule 473 of the Securities Act. Specifically, the Company amends and incorporates into the facing page of the Draft Registration Statement following the fee table, the following language:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges Renovation Plan, page 7

3.	We note your disclosure on this page that the total anticipated cost of the renovation is approximately $11.2 million. We further note your disclosure on page 32 that the “cost of renovation is approximately $95.1 million including approximately $83.9 million for repurchasing the rented units and $11.2 million for renovation.” Please revise for consistency.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 7 to change the total anticipated cost of the renovation from $11.2 million to $95.1 million which includes the estimated cost to purchase back certain properties in the aggregate amount of $83.9 million.

Implications of Our Being an “Emerging Growth Company”, page 8

4.	Please tell us why you believe you will be able to take advantage of the longer phase-in periods for the adoption of new or revised accounting standards considering your decision to early adopt ASC 842.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 8 to clarify that the Company will not take advantage of the longer phase-in periods for the adoption of new or revised accounting standards despite its eligibility to do so.

Risk Factors, page 11

5.	We note your disclosure under the heading “Controls and Procedures” on page 59 that your management has concluded that neither your disclosure controls and procedures nor your internal control over financial reporting were effective as of December 31, 2016, and that management identified multiple material weaknesses in your internal control over financial reporting. Please include risk factor disclosure addressing the risks arising from these findings.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 14 to add the risk factor arising from the findings of the material weaknesses and the ineffective controls and procedures.

6.	We note your disclosure on page 20 that your PRC subsidiaries are not compliant with the environmental, employment, and social security rules of China, and they may face penalties imposed by the PRC government. Please tell us how your financial statements reflect your liability relating to the above issues and the guidance upon you which you relied.

Response: In response to the Staff’s comment, the Company accrued unpaid tax liabilities and estimated tax penalties which was disclosed in Note 11 Accounts payable and accrued liabilities. Taxes payable and tax penalties are reported separately.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and operation, page 14

7.	We note your disclosure that, following DVPD’s designation as a “dishonest debtor,” there may be restrictions affecting DVPD’s ability to obtain commercial loans and its renovation or upgrade of properties. Please include risk factor disclosure specifically discussing the potential effects of DVPD’s designation as a “dishonest debtor” on the company’s ability to undertake the planned renovation of Victory Plaza, or advise us why this does not represent a material risk. Additionally, we note your disclosure elsewhere, including on page 11, that your existing cash resources will not be sufficient to sustain operations during the next twelve months. Please revise to specifically discuss the potential effects of DVPD’s designation as a “dishonest debtor” on the company’s ability to obtain funding sufficient to sustain its operations, or advise us why this does not represent a material risk.

Response: In response to the Staff’s comment, the Company includes a risk factor discussing the potential effects of DVPD’s designation as a “dishonest debtor” on our ability to undertake the planned renovation plan on page 14.

Use of Proceeds, page 24

8.	We note that there is no minimum number of shares of common stock that must be sold in order for the offering to proceed. We further note your disclosure on page 32 that you expect you will need approximately $95.1 million to complete the renovation project. Consequently, it appears that additional funds will be needed to complete the renovation project. Please state the amount and source of other funds. Please also disclose the order of priority for your intended use of proceeds. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised our disclosure on Page 26 to include the source of additional funds that currently or potentially available to us and the order of priority for our intended use of proceeds.

Dilution, page 24

9.	It appears that the net negative tangible book value of the 24,450,000 shares to be outstanding if 75% of the shares are sold is incorrect. Please revise as appropriate.

Response: In response to the Staff’s comment, we have revised our disclosure on page 26.

10.	We note your disclosure on page 26 that dilution per share is not applicable. It appears that dilution per share would be equal to the offering price minus the pro forma net negative tangible book value per share after the offering (e.g., negative $9.56 if 100% of the shares are sold). Please revise as appropriate.

Response: In response to the Staff’s comment, we have revised our disclosure on page 28.

Description of Securities to be registered, page 28

11.	Please revise your disclosure in this section to clarify the rights that will be applicable to all outstanding shares of your common stock following the offering, not just to the current holder of your common stock. Refer to Item 202(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 30 to clarify that the rights listed under this section will be applicable to all outstanding shares of the Company’s common stock following the offering.

Information With Respect to the Registrant Our Project: Renovation of Victory Plaza, page 32

12.	We note your disclosure that the “estimated cost of renovation is approximately $95.1 million including approximately $83.9 million for repurchasing the rented units and $11.2 million for renovation.” Please add disclosure to clarify what you mean by “repurchasing the rented units.” We further note your disclosure on page 33, stating “In addition to the repurchase of scaled shops, the aggregate amount of estimated costs to purchase back individual shops scattered in Victory Plaza is RMB582.3 million (approximately US$83.9 million).” Please revise to distinguish between “the repurchase of scaled shops” and the “purchase back [of] individual shops scattered in Victory Plaza,” and to clarify whether there are separate repurchase costs associated with these respective activities.

Response: In response to the Staff’s comment, we revised its disclosure to clarify that the estimated cost of renovation is approximately $95.1 million including approximately $83.9 million for repurchasing the properties that we sold to other parties with a purchase-back option and $11.2 million for renovation on page 35.

13.	Please disclose the amounts and terms of the loans obtained for renovating certain areas into “food garden” and “beer garden” from the bank.

Response: In response to the Staff’s comment, the Company revised its disclosure on Page 36 to clarify that it has not obtained any bank loan for the purpose of the direct renovation.

Our Rent Income and Management, page 33

14.	We note your disclosure that, after renovation, you expect to have more than 3,000 tenants “with most of them being anchor tenants.” Please revise to explain this statement.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 33 to clarify that after the renovation, Victory Plaza will have tenants that we expect more resilient to e-commerce alternatively by providing essential services and experiences.

15.	We note your statement that your estimated current rent income is $4.2 million per year. However, your consolidated statements of operations and other comprehensive loss for the year ended December 31, 2016 shows rental income of $3.9 million. Please provide the basis for your statement that your estimated current rent income is $4.2 million per year.

Response: In response to the Staff’s comment, we have revised the disclosure to clarify that we expect that our rental income will increase after the renovation because the renovation is targeted to attract new tenants that are more resilient to e-commerce alternatives, however, we cannot guarantee that will be the case.

16.	We note your statement that your estimated rent income will triple to $12.6 million per year after renovation. Please remove this statement or revise your disclosure to explain the basis for and limitations of this projection. Refer to Item 10(b)(2) of Regulation S-K. Additionally, we note that you do not currently have sufficient funds to complete the renovation and may not be able to secure additional financing to do so. Please provide balancing disclosure in this section regarding the uncertainties associated with the renovation.

Response: In response to the Staff’s comment, we removed the referenced disclosure. Please also see our responses to comment 14 and 15 above.

17.	Please revise to clarify whether you provide operation and management services to tenants leasing or occupying portions of the property that you do not own. Please also revise to provide insight into how your management fees are structured.

Response: In response to the SEC Staff’s comment, we have revised our disclosure on page 36 to clarify that we provide operation and management services to all tenants leasing properties we own or occupying the property we do not own and shop owners that we sold the property to with or without a purchase-back option. We have provided the structure of our management fee on page 36.

Description of Property, page 42

18.	Please revise to provide additional information concerning the Victory Plaza property, including:

•	the percentage of the property that you own and the nature of your ownership therein;
•	any material mortgages or other encumbrances to which your interest in the property is subject;
•	the general terms of the leases, buy back arrangements, and other agreements relating to the property or portions thereof and to which you are a party;
•	occupancy rate expressed as a percentage for each of the past five years;
•	average effective annual rental per square foot or unit for each of the last five years; and
•	a schedule of the lease expirations for each of the ten years starting with the year in which the registration statement is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Response: In response to the SEC Staff’s comment, we have revised our disclosure to provide the above information on page 46-49.

19.	Please revise your disclosure in this section to provide additional information regarding your ownership and lease of portions of the Victory Plaza property, including the percentages of the property by square foot that you own and lease, respectively. Please also disclose the material terms of your lease(s) of portions of Victory Plaza.

Response: In response to the Staff’s comment, we have provided additional information regarding our ownership and lease of portions of the Victory Plaza property, including the percentages of the property by square foot that you own and lease, respectively on page 47.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Expenses, page 48

20.	We note your disclosure that the decrease in depreciation and amortization expenses was primarily due to expiration of leases term. Please expand your disclosure to explain why the expiration of leases caused a decrease in depreciation and amortization expenses.

Response: In response to the Staff’s comment, we have expanded our disclosure to explain the connection between the expiration of leases and a decrease in depreciation and amortization expenses on page 55.

Other Income (Expenses), page 49

21.	We note your disclosure in the first paragraph on page 50 that the gain on expired leases liability resulted from the expiration of leases, especially from financing agreement payable. Please expand your disclosure to explain why these transactions resulted in gain.

Response: “expired leases liability resulted from the expiration of leases, especially from financing agreement payable” was not an accurate explanation. It should be read “expired leases liability resulted from the settlement of leases, especially from financing agreement payable”. Gain on expired financing agreement was not exist in restated 2016 consolidated financial statements due to that SML financing agreement retroactively included transactions incurred in 2016. Please see F-32, Note 21 – Restatements.

Liquidity and Capital Resources, page 50

22.	Please revise to discuss your plans to address your going concern uncertainty to remain viable for at least the 12 months following the date of the financial statements.

Response: In response to the Staff’s comment, we have discussed our plans to address our going concern uncertainty to remain viable for at least 12 months following the date of the financial statements on page 59.

23.	Please expand your disclosure to discuss the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors

Response: In response to the Staff’s comment, we have discussed the restriction on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors on page 59.

24.	We note your statement that the “[l]oan payable due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown.” Please revise to clarify the company’s responsibility for this loan and what you mean by the statement that it was assigned to Mr. Brown. We note that this loan payable is included as a liability on your balance sheet as of December 31, 2016.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that loan payable due to shareholder represents the amount due to Mr. Alex Brown. Loan payable to shareholder was $63,020,584 and $63,257,533 respectively at December 31, 2017 and 2016 on page 83. The balance due to shareholder bears no interest and is payable on demand

25.	We note your disclosure on page 51 that the Company provided rental properties owned by the Company as collateral to help unrelated individuals to acquire bank loans. Please revise to explain the business purpose of these actions. Please also include risk factor disclosure specifically discussing the impact of the Company providing properties as collateral to help unrelated individuals to acquire bank loans, or advise us why this does not represent a material risk.

Response: In response to the Staffs comment, the Company has revised its disclosure on Page 51 to explain that there is no business purposes of providing rental properties owned by the Company as collateral to help related and unrelated individuals to acquire bank loans and have added in a risk factor to discuss the impact of providing properties as such collateral on page 14.

Contractual Obligations, page 53

26.	Please revise to disclose the past due amounts for Financing Obligation and Finance Leases and clarify that such past due amounts are not reflected in the table.

Response: In response to the Staff’s comment, we have included such information on page 61.

Directors and Executive Officers Related Party Transactions, page 61

27.	We note from your disclosure on page 34 that Iven International Group Limited, which is controlled by Alex Brown, transferred ownership of Sino Pride Development Limited to Victory Commercial Investment Ltd., your wholly-owned subsidiary, on September 4, 2017. Please provide the disclosures required by Item 404 of Regulation S-K with respect to this transaction. Please provide similar disclosure in the section under the heading “Certain Relationships and Related Transactions, and Director Independence” starting on page 67.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 83 with respect to this transaction.

Consolidated Statements of Cash Flows, page F-6

28.	Please tell us the nature of the line item “Increase in property financing agreements payable” and your basis for including it in operating activities.

Response: The nature of the line item “Increase in property financing agreements payable” is a part of the Company’s operating activities, which is similar to accounts payable. The increase of financing agreement payable was resulted increase in accrued interest. As a result, the Company includes the changes in property financing agreements payable in the operating activities within the statements of cash flow.

29.	Please tell us the nature of the line item “Decrease in liabilities resulted from expired leases” included in Non-Cash Investing and Financing Activities.

Response: The decrease in liabilities resulted from expired leases was erroneously presented as non-cash investing and financing activities in previous filed financial statements. The Company restated 2016 financial statements. The decrease in liabilities resulted from settlement of financing agreement became zero due to 2016 settlement retroactively included in the SML financing agreement payable. The unpaid expired lease liabilities were reclassified to other payable. The decrease in liabilities resulted from expired leases are part of operating activities and included in the line item of decrease in other payable of the statement of cash flows. In 2016, $6,991,329 increase in other payable was offset by $4,848,078 decrease in lease liabilities (reclassified to other payable) and resulted in a net increase of $2,143,251, which was reported in the line item of other payable.

Note 1 – Organization and Basis of Presentation Organization, page F-7

30.	Please provide us additional details regarding the history of Sino Pride and Iven and whether they were under common control of VCM’s controlling shareholder before Iven acquired Sino Pride in November 2016 and then transferred it to VCI on September 4, 2017. Also tell us how you accounted for the above November 2016 and September 4, 2017 transactions and the guidance upon which you relied.

Response: In response to the Staff’s comment, we have revised our disclosure on Note 1 to the consolidated financial statements, see page F-7. The Company accounted for the November 2016 and September 2017 transactions as corporate restructure based on guidance provided by ASC 852 - Reorganization.

31.	With respect to DVPD and DVBM please provide to us additional details regarding the nature and structure of, and your interest in, these entities and your basis for consolidating them. Provide us a full evaluation of the guidance upon which you relied for consolidation. Also, tell us how you considered any restrictions under the PRC laws that may impact the legality of the structure of these entities as they relate to foreign investment/ownership of companies in China.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-7. The subsidiary companies included in the consolidation are companies operating in the PRC. These subsidiaries are either wholly-owned and or majority owned with common controls either directly or indirectly. The Company follows the guidance on ASC 810 – Consolidation, as the basis for its consolidation. The Company respectfully advises the Staff that both DVPD and DVBM were incorporated as sino-foreign cooperative joint venture under the laws of PRC, approved by the local government to conduct business in real estate industry and registered with the local industry and commerce bureau. They are duly incorporated and  validly existing under the laws of PRC. The restructure (the transfer of ownership of Sino Pride) does not change the nature of DVPD and DVBM as sino-foreign cooperative joint venture  and there is no restriction or limits that may impact the legality of the structure of these entities.

Note 3 - Summary of Significant Accounting Policies Rental Income and Management Fee Income, page F-9

32.	Please tell us the terms of the agreements relating to your management fee income and expense recoveries, the specific point in time that you recognize each of these revenues and the guidance upon which you relied. Also, tell us how you considered expense recoveries in your adoption of ASC 842.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Note 3 to the consolidated financial statements on page F-10.

33.	With respect to expense recoveries, tell your basis for gross reporting and how you considered the guidance in ASC 605-45-45.

Response: Please see our response to Comment 32 above. We reported on net basis reporting on utility charges for expenses recovery of the utility charges and included in the management income.

Rental Properties, page F-10

34.	We note your disclosure relating to Sold Rental Properties with Financing Agreement, Leaseback, and ROU Assets and Liabilities. Please explain to us the accounting process for each of these transactions from the initiation of the transaction through the point when you have no further obligations under the arrangement/transaction.

Response: In response to the Staff’s comment, we are providing the following accounting process for each of the transaction flows in addressing the comments as follows:

A. Financing Agreement:

Sold property with Financing Agreement refers to property sold but with an additional agreement that allows the buyer to exercise an option to have the Company buy back the property at a later time. This transaction is part of our current normal business operations and classified as financing agreement payable.

1) When property sold with purchase back option, no revenue is recognized at this stage by the Company. The asset is remained in the Company’s book under the caption of “rental properties in financing agreement”.

The transaction flows and entries are as follows:

a)	Dr. Cash (received for sale of property);
b)	Cr. Financing agreement payable (same amount as of cash)

2) Subsequent year

a) Dr. Interest expense (interest rate was determined by (i) the difference between purchase back price and initial sales price; (ii) period of the purchase back)

b) Cr. Financing agreement payable (at the maturity date, financing agreement payable balance should be equal to purchase back price the Company promised at the agreement.

3) At maturity date

a) Dr. Financing agreement payable (per purchase back agreement)

b) Cr. Cash

c) Reclassify the asset from “Rental properties in financing agreement” group to “Rental properties” group.

4) In the case of Dalian Sheng Ma Lin Trading Ltd, (“SML”), when an unrelated party to acquire the property from each original individual owner of property with purchase back option. The Company is still liable (to purchase back) to SML at the date of maturity.

a) Dr. Financing agreement (in the amount stated at purchase back option)

b) Cr. SML loan payable

c) Asset will stay in the “Rental properties in financing agreement”

d) Will accrue interest expense each year per loan agreement with SML.

5) If final purchase back (settlement price) is less than price stated in the agreement, or recorded financing agreement payable, the Company will realize a gain.

a) Dr. financing agreement payable (full amount recorded)

b) Cr. Cash (settlement price)

c) Cr. Gain on settlement of financing agreement.

B. Leaseback

It is the Company’s routine business to manage rental properties. Other than company owned property, the Company will leaseback the properties that were sold, including those with and without a purchase back option.

1. When sign leaseback contract

a) Dr. ROU asset (present value of total future lease payable using interest rate determined by above A2a, or Chinese bank lending rate)

b) Cr. ROU liability (same amount as asset)

2. Subsequent recording

a) Dr. amortization-ROU expense (SL method)

b) Cr. Accumulated amortization – ROU asset

c) Dr. Interest expense

d) Cr. ROU liability

3. When leaseback is paid

a) Dr. ROU Liability (allocate interest and principal separately)

b) Cr. Cash

4. When lease is at maturity date and all payment to the owner is paid, then ROU asset and Accumulated amortization ROU asset will offset by each other; ROU Liability will be zero out. However, if the Company did not pay leaseback rent to the owner on time or per schedule, we will reclass the liability to “Other payable – lease back” at the maturity date of lease,

a) Dr. ROU Liability

b) Cr. Other payable – lease back

c) reclassify ROU liability to “Other payable-leaseback”

5. If ROU Liability is settled

a) Dr. ROU Liability

b) Cr. Cash

c) Cr. Gain/Loss on settlement

35.	With respect to the above transactions, please provide to us a full analysis of ASC 842 (as lessor and lessee) showing how your accounting (including your classification of leases), recognition, measurement, financial statement presentation, disclosure and implementation approach meets the requirements of this standard.

Response: In response to the Staff’s comment, the Company has revised its disclosure to provide a full analysis of ASC 842 on pages F-12 and F-13.

36.	With respect to the property financing agreements payable, please revise to disclose with more specificity how you calculate the interest expense and how your financial statements reflect the accrued interest payable and expense.

Response: In Response to the Staff’s comment, the Company has revised its financial statements with regards to “Sold Rental Properties with Financing Agreement (Group B and C Properties)” on pages F-11.

37.	Please revise to disclose how you measure the gain resulting from the removal of the asset and related financing agreement payable (including accrued interest) upon expiration of the purchase-back option.

Response: Please see responses to Comments 21, 35 and 36 above.

38.	With respect to rental properties sold with financing agreement, please tell us whether these properties were operating at the time of the sale. If so, explain your basis for not continuing to include their results of operations on your books and the guidance upon which you relied.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that these properties were not operating at the time of the sale.

Impairment of Long-Lived Assets, page F-12

39.	We note that no impairment losses were recognized as of December 31, 2016 and 2015. We also note on page F-18 that a majority of your leases will expire within one year and your disclosure on page F-8 regarding your going concern uncertainty. Please tell us how you considered these conditions in determining that no impairment loss was required to be recognized.

Response: The Company considers the following conditions in determining that no impairment loss was impaired to be recognized:

Due to the negative impact of e-stores, there has been less interest in running a small retail store in recent days and lack of tenants caused our financial problem. The Company’s new management team has no plan to renew expired leases. As a lessee, the Company will return the property back to the owner and let them manage the property after the lease is expired.

As a lessor, the Company did make an impairment test by searching nearby property trading information. The fair market value of our rental property is higher than the property’s book value. Therefore, no impairment loss is recognized in the Company’s book.

In response to the Staff’s comment, we have revised the disclosure on page F-14.

Note 5 – Rental Properties, net, page F-16

40.	We note your disclosure relating to land use rights on page F-17. Please provide to us more details of the nature of these rights, including your obligation during the term of the rights. Also, tell us how you considered these rights in your adoption of ASC 842.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Note 5, specifically related to Rental Properties, Net and decided not to disclose land use right separately in the accompanying consolidated financial statements.

Note 10 – Property Financing Agreement Payable, page F-23

41.	Please revise to disclose the difference between Total purchase back payable at maturity date and Property financing agreement payable and the nature of the difference.

Response: Both “Total purchase back payable at maturity date” and “Property financing agreement payable” have been used to describe the buy-back financing agreement payable as a result of transactions related to the sales of properties with the buy-back option. In response to the Staff’s comment, we have revised disclosure in Note 10 on page F-24.

Note 12 – Leases Payable, page F-25

42.	Please revise to disclose the interest expense on the lease liability.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Note 12 on page F-26.

Note 13 – Other Payables, page F-25

43.	Please revise to separately disclose the amount of terminated leases payable and purchase-back payable, and reconcile such amounts with your disclosure in the third paragraph on page F-8, the first paragraph on page F-24 and the first paragraph on page F-29.

Response: In response to the Staff’s comment, the Company has revised its disclosure to disclose the amount of terminated lease payable and purchase-back payable, and reconcile such amounts with its disclosure in the third paragraph on Page F-8. Also, please see revised disclosure on page F-24 and F-31.

Note 17 - Commitments and Contingencies Legal Proceeding, page F-29

44.	We note your disclosure in the fourth paragraph on page F-8 that management cannot predict with certainty the cost of defense, the cost of prosecution, or the ultimate outcome of litigation and other proceedings filed by or against DVPD, including remedies, damage awards, and penalties. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Note 2 to include a statement that “Management estimated that current accrued financing agreement payable and lease-back liability payable were approximate to the total final payments. In the case of a reasonable possibility that a loss is to exceed the amount already recognized, the Company will accrue additional estimated liability.”

45.	If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-8 and page F-31. The possible results of the litigations can be reasonably predicted. The liabilities were included in and reported under the caption of “Property financing agreement payable”, “Leases liability payable” and “Other payables”. In accordance with the progress of litigation cases, the Company accrued additional $2,901,221 litigation payable. The Company will record related attorney fees when it is invoiced. As of December 31, 2017, the attorney fee in connection with litigation cases was $666,599 and $65,123 for December 31, 2017 and 2016, respectively.

46.	Please revise to disclose your accounting policy for accruing legal fees. Please refer to ASC 450-20-S99-2.

Response: In response to the Staff’s comment, the Company revised to disclose that it records related attorney fees when it was invoiced on page F-31.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 646-457-1136.

Very truly yours,

/s/ Xiaolong Zhou
Xiaolong Zhou Chief Financial Officer

cc:	Arila Zhou
Hunter Taubman Fischer & Li LLC